Exhibit 17.2

To: Secretary of Lipid Sciences, Inc.

I hereby resign as a director of Lipid Sciences, Inc., effectively immediately preceding the filing Lipid Sciences, Inc. of a petition under Chapter 7 of the Bankruptcy Code.

Very truly, /s/ H. Bryan Brewer, Jr., M.D. H. Bryan Brewer, Jr., M.D.

Date: September 26, 2008